July 28, 2022
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jenifer Gallagher

Re:     CenterPoint Energy, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 22, 2022
     File No. 001-31447

Dear Ms. Gallagher:
CenterPoint Energy, Inc. (the “Company”) includes its responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in its letter dated July 20, 2022 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 in the enclosed memorandum of the Company to the Staff.
Please contact the undersigned (713-207-7976) with any questions or comments you may have regarding the enclosed.
Very truly yours,
CenterPoint Energy, Inc.
By: /s/ Jason P. Wells____________________
Jason P. Wells
Executive Vice President and
Chief Financial Officer

cc:    Karl Hiller
Securities and Exchange Commission
Monica Karuturi
CenterPoint Energy, Inc.

July 28, 2022
CENTERPOINT ENERGY, INC.
Memorandum in Response to Staff Comments

Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2021
(Registration No. 001-31447)
Originally filed February 22, 2022

This memorandum sets forth the responses of CenterPoint Energy, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 20, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) that was filed on February 22, 2022 (File No. 001-31447). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter. Below each such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations CenterPoint Energy Consolidated Results of Operations, page 45
1.Question: We note that you describe, though without quantification, various key factors that are associated with the change in net income or loss attributable to common shareholders, as well as key factors that are associated with the change in unspecified non-GAAP measures, arising from your exclusion of effects attributed to other key factors, in comparing the various periods. We see that you have taken a similar approach in your interim report for the fiscal quarter ended March 31, 2022.
We believe that you will need to revise your disclosures in the annual and interim reports to quantify the impact of each key factor described in these comparisons, consistent with the requirements of Item 303(a), (b), (b)(2)(i), and (c) of Regulation S-K; the magnitude and relative contribution of each key factor on the overall change in net income or loss attributable to common shareholders should be clear. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.

Response: This response addresses questions 1 and 2 from the Comment Letter. The Company acknowledges the Staff’s comments. We did not intend to present a non-GAAP measure, and we respectfully propose to make the following changes to the Company’s discussion of consolidated results for all periods presented in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 which the Company currently expects to file on August 2, 2022. The changes to Management’s Discussion & Analysis of consolidated results will primarily cross-reference to information disclosed elsewhere within the respective Form 10-Q or Form 10-K, as the case may be, and will include the following:
•We will quantify the impact of items described in these comparisons for consolidated results, consistent with the requirements of Item 303(a), (b), (b)(2)(i), and (c) of Regulation S-K; and
•We will remove the categories of “key factors” and “excluding those items.” The period over period variances will only be categorized as factors that increased Income available to common shareholders and factors that decreased Income available to common shareholders, with quantification of each item described.
An illustrative example of the future revisions based on the Company’s Form 10-Q for the quarterly period ended March 31, 2022 is as follows:

Three months ended March 31, 2022 compared to three months ended March 31, 2021
Income available to common shareholders increased $184 million primarily due to the following items:
•an increase in Net income of $7 million for the Electric reportable segment, as further discussed below;
•an increase in Net income of $169 million for the Natural Gas reportable segment, as further discussed below;
•an increase in Income available to common shareholders of $91 million for Corporate and Other, primarily due to the net gain of $86 million on Energy Transfer equity securities discussed further in Note 10 to the Interim Condensed Financial Statements, and a decrease of $16 million in Income allocated to preferred shareholders, primarily due to the conversion of the Series B Preferred Stock to Common Stock during 2021; and
•a decrease in Income of $83 million from Discontinued operations, discussed further in Note 3 to the Interim Condensed Financial Statements.

When the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is filed, we respectfully propose to include quantification of the consolidated results of operation discussion for 2021 compared to 2020 as follows:

2021 Compared to 2020
CenterPoint Energy reported Income available to common shareholders of $1,391 million for 2021 compared to a Loss available to common shareholders of $949 million for 2020. The increase in Income available to common shareholders of $2,340 million was primarily due to the following items:
•an increase in Net income of $245 million for the Electric reportable segment, as further discussed below;
•an increase in Net income of $125 million for the Natural Gas reportable segment, as further discussed below;
•a decrease in Income available to common shareholders of $104 million for Corporate and Other, primarily due to the net loss of $122 million on Energy Transfer equity securities discussed further in Note 12 to the consolidated financial statements; and
•an increase in Income of $2,074 million from Discontinued operations, discussed further in Note 4 to the consolidated financial statements.

2.Question: We note that you disclose, along with your descriptions of key factors that impacted income or loss attributed to common shareholders, quantification of the overall change on an adjusted basis, i.e. excluding amounts associated with “those items” though without specification or quantification of the particular items or of the adjusted amounts.
For example, near the end of page 45, you explain that income available to common shareholders increased $191 million in 2021, excluding those items, and following the first three points on page 46, you explain that income available to common shareholders in 2020 increased $115 million, excluding those items. We see that you have taken a similar approach in your interim report for the fiscal quarter ended March 31, 2022.
We believe that you should quantify the non-GAAP measures that are being utilized in your discussion and analysis, and we will provide the disclosures that are prescribed by Item 10(e) of Regulation S-K, including equally prominent disclosure of and reconciliation from the most comparable GAAP based measure. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.
Response: We acknowledge the Staff’s comments, and we respectfully propose to make revisions in future filings consistent with the disclosures described above. We did not intend to present a non-GAAP measure.

CenterPoint Energy's Results of Operations by Reportable Segment, page 46

3.Question: We note that you present measures described as revenues less cost of revenues in your tabulations on pages 47, 49 and 53, and reference these amounts in your variance explanations on pages 48, 50, and 54, covering your results of operations for the segments and CERC. We see that you have taken a similar approach in your interim report for the fiscal quarter ended March 31, 2022.

However, these measures appear to be incomplete, due to the exclusion of depreciation and amortization and certain operation and maintenance costs that would be attributable to cost of revenues under GAAP. If your cost of revenues measures are incomplete, the margin measures should be identified as non-GAAP measures, and you should provide the disclosures prescribe by Item 10(e) of Regulation S-K, including equally prominent disclosure of, and a reconciliation from, the most comparable GAAP based measure, which we believe would be a GAAP measure of gross profit or margin.
Alternatively, if you did not intend to present non-GAAP margin measures you may correct your compilation of cost of revenues and the margin measures to conform with GAAP. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.

Response: We respectfully acknowledge the Staff’s comments and the requirements in Item 10(e) of Regulation S-K. We did not intend to present a measure of non-GAAP margin, and we agree to remove all subtotals of revenues less cost of revenues in future filings for all periods presented beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, which the Company currently expects to file on August 2, 2022. Additionally, the Company will describe favorable and unfavorable variances to each GAAP line item, for example, (i) revenues and (ii) cost of natural gas, fuel and purchased power costs, separately within the tabular explanations by major income statement caption, instead of discussing the variance to the subtotal of revenues less cost of revenues in the aggregate for our electric and natural gas reportable segments as well as the discussion of the results of CERC.

An illustrative example of the future disclosures based on the discussion of Natural Gas results for the quarterly period ended March 31, 2022 included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 is as follows:

Financial Statements
Note 16 - Commitments and Contingencies
Litigation Related to the February 2021 Winter Storm Event, page 164

4.Question: We note your disclosure explaining that you or your subsidiaries have received claims and lawsuits filed by plaintiffs alleging personal injury, property damage and other injuries and damages associated with the Winter Storm Event, and have become involved in various investigations, litigation and regulatory and legal proceedings regarding efforts to restore power and compliance with NERC, ERCOT and PUCT rules and directives.
You further clarify that you or your subsidiaries are named as defendants in litigation arising from this event, including claims for wrongful death, personal injury, property damage, impacts on businesses, shareholders and other matters. You indicate that you are unable to estimate a range of potential losses, although you have not quantified any damages sought by the counterparties in the matters referenced by this disclosure, or the corresponding disclosure on page 40 of your recent interim report.
Given that you are unable to estimate the possible loss or range of loss, we understand that you are unable to conclude that your exposure to loss would not encompass the amounts of damages claimed. Therefore, you should disclose any quantification of damages sought by the counterparties in the litigation referenced by this disclosure to comply with FASB ASC 450-20-50-3. Please revise your disclosure to include such information or to clarify if there has been no such quantification by the litigants.
Also revise your disclosure on page 42, stating that "CenterPoint Energy does not, at this time, anticipate long-term financial impacts associated with the February 2021 Winter Storm Event," to clarify if your expectations are for near-term settlement of litigation rather than a more distant timeframe, where the impacts could nevertheless be material, or to clarify if you have assessed your exposure to material loss as remote.

Response: We acknowledge the Staff’s comments and respectfully confirm that there has been no such quantification by litigants of damages sought by counterparties in the litigation referenced by this disclosure. Thus, we are unable to provide the information noted, discussed further below. As a result of being unable to quantify the potential losses associated with this litigation, we have disclosed the following on page 165 of the Company’s Annual Report for the fiscal year ended December 31, 2021 (the 2021 Form 10-K): “CenterPoint Energy, Houston Electric and CERC are unable to predict the consequences of any such matters or to estimate a range of potential losses.”

Plaintiffs in the multi-district litigation (MDL) associated with the February 2021 Winter Storm Event have not made settlement demands on the defendants. All proceedings, including discovery, are stayed pending the MDL judge’s ruling on potentially dispositive legal motions (e.g., motions to dismiss and pleas to the jurisdiction) filed in five bellwether cases by various groups of defendants. As such, there have not yet been any expert reports, or other discovery regarding damages. Given that the litigation is still in its initial stages and the lack of information noted above, the Company is currently unable to estimate or quantify potential damages. Therefore, we are unable to disclose any quantification of damages or estimated exposure to possible loss. We are continuing to defend against the claims in the litigation, will continue to review and assess potential exposure in the litigation each period, and will update our disclosures accordingly, including providing an estimate of possible loss per ASC 450-20-50-3 to 50-4 when such information is available. Additionally, while we respectfully acknowledge that GAAP requirements for evaluating, recording and disclosing loss contingencies are separate and distinct from insurance recoveries, CenterPoint Energy and its subsidiaries have general and excess liability insurance policies that provide coverage for third party bodily injury and property damage claims.

We acknowledge the Staff’s comment on our disclosure in Management’s Discussion and Analysis that “CenterPoint Energy does not, at this time, anticipate long-term financial impacts associated with the February 2021 Winter Storm Event.”

We respectfully propose to make the following changes in the Company’s future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as appropriate, and with respect to the first two bullets below, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 that the Company currently expects to file on August 2, 2022:

•to add clarity in the existing disclosures in the Company’s consolidated financial statements to describe why the Company is unable to quantify the possible loss associated with the February 2021 Winter Storm Event, including additional detail about the complexities and uncertainties of these proceedings, the likely continued stay of discovery, and the lack of information available to quantify potential exposure;

•to include in the Company’s consolidated financial statements a statement about its insurance coverage for damages. An example as follows: CenterPoint Energy and its subsidiaries have general and excess liability insurance policies that provide coverage for third party bodily injury and property damage claims; and

•to more distinctly describe potential financial impacts from litigation separate from other potential financial impacts.

Additionally, we will continue to cross-reference to the consolidated financial statements, updated as described within, such as our reference to Note 16 on page 43 of the 2021 Form 10-K for disclosures of future impacts related to litigation or loss contingency matters.